UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)


                               AVESIS INCORPORATED
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    053650107
                                 --------------
                                 (CUSIP Number)


                                  Alan S. Cohn
                  10324 S. Dolfield Rd. Owings Mills, MD 21117
                                 (410) 581-8700

                                 with copies to:

               Joel H. Alperstein, Treasurer, Avesis Incorporated
                  10324 S. Dolfield Rd. Owings Mills, MD 21117
                                 (410) 581-8700
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 14, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                               Page 1 of 6 Pages

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CUSIP NO. 053650107               SCHEDULE 13D                 Page 2 of 6 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alan S. Cohn
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,973,750
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,973,750
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,973,750
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    25.3%
    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    IN
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*


    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Alan S. Cohn.

     (b) The address for Mr. Cohn is 10324 S. Dolfield Rd., Owings Mills, Maryland 21117.

     (c) Mr. Cohn has been the President and Chief Executive Officer of the Issuer since June 1998, and has served on the Board of Directors of the Issuer since August 1998. Mr. Cohn is providing management services on behalf of the Company through an arrangement with National Health Enterprises ("NHE"), a healthcare management company, wholly-owned by Kenneth L. Blum, Jr., a member of the Issuer's Board of Directors and the brother-in-law of the filing person. Mr. Cohn has been a management consultant for NHE and KAB, Inc., wholly-owned by Kenneth L. Blum, Sr., a member of the Issuer's Board of Directors and the father-in-law of the filing person, since 1993 and 1990, respectively. Since 1990, Mr. Cohn has been a principal or management consultant to a variety of companies, including National Computer Services, Inc., a computer service bureau; American Business Information Systems, Inc., a high-volume laser printing company; Rent-A-Wreck of America, Inc., an automobile franchiser; Allscripts, Inc., formerly Physician Dispensing Systems, Inc., a pharmaceutical dispensing company, Lawphone, Inc., a prepaid legal fee company; Medi-mail, Inc., a mail service pharmacy; and Mail-Rx, a mail-order prescription drug company.

     (d) During the last five years, the filing person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Cohn is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 14, 2001, Mr. Cohn received 174,000 stock purchase options for 174,000 shares of the Issuer's Common Stock, at an exercise price of $0.48 per option. Mr. Cohn received these options as a result of an agreement with NHE. The agreement called for the issuance of stock purchase options equally to Mr. Cohn and Mr. Blum, Jr. when stock purchase options that were previously transferred from NHE to other grantees reverted back to NHE due to the grantees cessation of providing services to the Company. No consideration was due from Mr. Cohn to receive the stock purchase options. Under the previously mentioned agreement, NHE has the right to assign the options with no consideration from Mr. Cohn to another party.

ITEM 4. PURPOSE OF TRANSACTION.

     The Options discussed in Item 5 were acquired for investment. The Issuer originally issued the Options to National Health Enterprises, Inc. ("NHE") in connection with the retention by the Issuer of NHE to perform management services for the Issuer pursuant to a management contract (the "Management Agreement"). To that extent, the acquisition of the options relates to a change in the management of the Issuer. NHE transferred all Issuer options to Issuer's management as incentive.

     All of the Issuer's shares held by Mr. Cohn were acquired and are held for investment purposes only. Except as described above, Mr. Cohn has no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire additional shares of Common Stock or securities convertible into Common Stock. At present, Mr. Cohn contemplates that such additional shares, if any, would also be purchased for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Mr. Cohn is 1,973,750 and 25.3%, respectively.

     (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

     (c) Mr. Cohn effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

          (i) On May 14, 2001, Mr. Cohn received 174,000 stock purchase options for 174,000 shares of the Issuer's Common Stock, at an exercise price of $0.48 per option.

          (ii) On July 9,2001, NHE exercised its right and assigned 5,000 stock purchase options to an affiliated party. Consequently, Mr. Cohn disposed of his options for 5,000 shares.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Cohn and any other person with respect to any securities of the Company

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1.   Management Agreement dated March 18, 1993 between the Issuer and NHE.*

     2. Stock Option Grant to NHE dated March 18, 1993 relating to options for the purchase of 4,400,000 shares of the Issuer's Common Stock.*

     3. Subordinated Promissory Note dated March 18, 1993 in the amount of $80,000 payable by Issuer to Mr. and Mrs. Cohn. *

     4. Registration Rights Agreement dated March 18, 1993 among NHE, Mr. Blum, and Alan S. Cohn.*

     5.   Marketing Agreement dated March 18, 1993 between the Issuer and NHE. *

     6.   Option Transfer Document dated March 31, 1993**

     7.   Loan Agreement dated August 11, 1998***.

* Incorporated by reference from Schedule 13D dated March 18, 1993 filed by NHE and Mr. and Mrs. Kenneth L. Blum, Jr.
** Incorporated by reference from Amendment No. 1 to Schedule 13D dated March 31, 1993.
*** Incorporated by reference from Amendment No. 3 to Schedule 13D dated August 11, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 19, 2002


                                        /s/ Alan S. Cohn
                                        ----------------------------------------
                                        Alan S. Cohn